SCHEDULE 13D/A

CUSIP No: 644465106

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction	Shares Purchased(Sold)	Price per Share
7/19/2011	43,990	17.17
8/1/2011	6.265	16.71
8/2/2011	11,865	16.42
8/8/2011	22,045	13.76